UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     SPIRENT PLC


2.   Name of director

     FREDERICK D'ALESSIO


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     IN RESPECT OF THE DIRECTOR'S HOLDING


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     NOT NOTIFIED

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     N/A

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     ACQUISITION OF SHARES


7.   Number of shares / amount of stock acquired

     7,000


8.   Percentage of issued class

     0.003%


9.   Number of shares/amount of stock disposed

     N/A


10.  Percentage of issued class

     N/A


11.  Class of security

     SPIRENT AMERICAN DEPOSITARY RECEIPTS (ADRs). SEE ADDITIONAL INFORMATION


12.  Price per share

     2,300 ADRs AT $4.08 PER ADR

     4,700 ADRs AT $4.10 PER ADR


13.  Date of transaction

     17 MAY 2004


14.  Date company informed

     17 MAY 2004


15.  Total holding following this notification

     7,000 ADRs


16.  Total percentage holding of issued class following this notification

     0.003%


If a director has been granted options by the company please complete the following boxes.


17.  Date of grant

     N/A


18.  Period during which or date on which exercisable

     N/A


19.  Total amount paid (if any) for grant of the option

     N/A


20.  Description of shares or debentures involved: class, number

     N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A


22. Total number of shares or debentures over which options held following this notification

     N/A


23.  Any additional information

     THE COMPANY HAS ORDINARY SHARES EACH OF 3.3333 PENCE NOMINAL VALUE. THE ORDINARY SHARES ARE ALSO TRADED ON THE NEW YORK STOCK EXCHANGE IN THE FORM OF AMERICAN DEPOSITARY SHARES AND THESE ARE EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS, EACH ONE OF WHICH REPRESENTS FOUR ORDINARY SHARES. THE ABOVE SHARES WERE PURCHASED IN THE FORM OF AMERICAN DEPOSITARY RECEIPTS.


24.  Name of contact and telephone number for queries

     LUKE THOMAS - 01293 767658


25. Name and signature of authorised company official responsible for making this notification

     LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of Notification

18 MAY 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  18 May 2004                          By   ____/s/ Luke Thomas____

                                                    (Signature)*